02046941

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE 5-31-02

For the month of May 2002

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MEDIA RELEASE

Gold Fields Limited [NYSE: GFI]
Commences Trading on the New York Stock Exchange

New York, May 9, 2002: Gold Fields Limited [NYSE and JSE: GFI] is pleased to announce that it commenced trading on the New York Stock Exchange (NYSE) today, May 9, 2002.

The listing ceremony, which was held on the trading floor of the NYSE, was attended by Mr Nelson Mandela, former President of South Africa, and Mrs Albertina Sisulu, South Africa's ambassador to the United States of America, as well as a large number of other dignitaries and members of the New York financial community.

The ceremony was given special significance when Mr Mandela rang the traditional opening bell on behalf of Gold Fields, launching the company on the NYSE, and starting a trade for the day.

Chris Thompson, Chairman and Chief Executive Officer of Gold Fields said: "We are honoured to have had Mr Mandela with us today, as we start this exciting new phase in the evolution of Gold Fields."

"This listing represents an important step in our ongoing efforts to make Gold Fields more attractive to international investors, who now account for more than fifty per cent of all shares outstanding, and is a result of representations made to us, in particular, by our North American shareholders. Being listed on the NYSE should enhance the visibility and liquidity of Gold Fields in North America and benefit the Company and all of its shareholders," he said.

"The New York Stock Exchange is thrilled to welcome Gold Fields to our family of listed companies," said Chairman and CEO of the NYSE, Dick Grasso. "We welcome the privilege to serve the shareholders of one of the world's largest gold producers on our global market and to provide the company's stock with unparalleled liquidity and visibility."

Gold Fields selected La Branche & Co Inc to represent it as Specialist Firm on the NYSE.

Gold Fields, which opened at US$13.80 and has a market capitalization of approximately US$6.5 billion, is the world's largest unhedged gold producer with an annual output of 4.5 million ounces of gold from its operations in South Africa, Ghana and Australia, and reserves of 84.5 million ounces. Gold Fields also has a 51 per cent interest in and management of an advanced stage PGM exploration project in Finland, the Arctic Platinum Partnership.

In addition to being listed on the NYSE and JSE, Gold Fields also trades on the London, Paris, Brussels and Swiss Exchanges.

Joint Announcement

By

Gold Fields Limited
Harmony Gold Mining Co. Ltd.
African Rainbow Minerals Gold Limited
May 24, 2002

Gold Fields To Sell St Helena to Free Gold

Johannesburg, 24 May 2002: Gold Fields Limited [JSE & NYSE-.GFI] is pleased to announce that agreement in principle has been reached for its subsidiary, St Helena Gold Mines Limited, to sell its St Helena Gold Mine to Free Gold (a Joint Venture company between ARMgold and Harmony).

The gross sale consideration is R120 million, as well as a one per cent royalty on revenue, the latter effective for a period of 48 months.

Chris Thompson, Chairman and Chief Executive Officer of Gold Fields said: "This transaction makes imminent sense for all of the parties involved. It progresses the consolidation of the Free State goldfields in the most sensible manner possible, and further strengthens ARMgold and Harmony's empowerment vehicle, Free Gold."

Patrice Motsepe, Executive Chairman of ARMgold commented: "We are pleased that the consolidation of the Free State goldfields continues with the inclusion of St Helena. This operation which produces approximately 120,000 ounces per annum at a cash cost of US$234, will add 60,000 ounces to the ARMgold production base."

"This transaction will allow the exploitation of previously sterilized ore reserves between the three Free State mining companies, i.e. Harmony, ARMgold and Free Gold. This is a unique situation where the synergies from this acquisition will probably extend the life of these operations from its current 18 months to approximately 4 years. In a continuous rising gold price scenario, the extensive ore reserves at St Helena could allow for mining to extend beyond that date," concluded Bernard Swanepoel, Chief Executive of Harmony.

The agreement is subject to the fulfilment of conditions precedent, including the completion of a final due diligence investigation and the conclusion of a formal agreement of sale by 1 July 2002. Thereafter implementation of the agreement will be subject to the obtaining of all necessary regulatory consents and approvals by 31 October 2002.

For further details contact:

Gold Fields Limited
Willie Jacobsz
+27(0)82 493-1377

Cheryl Martin
+303 796-8683

Harmony Gold Mining Company Limited
Bernard Swanepoel
+27(0)83 303-9922

African Rainbow Minerals Limited
Patrice Motsepe
+27(0)82 560-0930

Mangisi Gule
+27(0)82 805-3863

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date July 15 , 2002

By: ______________________
Name: J W Jacobsz
Title: Senior Vice President:
Investor Relations & Corporate Affairs